UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2022

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date July 5, 2022	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MAJOR TRANSACTION

IN RELATION TO AIRCRAFT PURCHASE

AIRCRAFT PURCHASE AGREEMENT

On 1 July 2022, the Company entered into the Aircraft Purchase Agreement with Airbus SAS in Shanghai, the PRC in order to purchase 100 A320NEO series aircraft from Airbus SAS. The Aircraft are scheduled for delivery in batches to the Company from 2024 to 2027.

IMPLICATIONS UNDER THE LISTING RULES

As the highest applicable percentage ratio calculated by reference to Rule 14.07 of the Listing Rules in respect of the Aircraft Purchase is more than 25% but less than 100%, the Aircraft Purchase constitutes a major transaction of the Company under Chapter 14 of the Listing Rules and is subject to the reporting, announcement and shareholders’ approval requirements under the Listing Rules.

A circular containing, among others, further details of the Aircraft Purchase and other particulars required under the Listing Rules is expected to be despatched to the Shareholders on or before 12 August 2022 in accordance with the Listing Rules.

On 1 July 2022, the Company entered into the Aircraft Purchase Agreement with Airbus SAS in Shanghai, the PRC in order to purchase 100 A320NEO series aircraft from Airbus SAS. The Aircraft are scheduled for delivery in batches to the Company from 2024 to 2027 as set out in the paragraph headed “Schedule of delivery and the impacts on the transportation capacity of the Company” under the section headed “AIRCRAFT PURCHASE AGREEMENT” of this announcement.

I.	AIRCRAFT PURCHASE AGREEMENT

The principal terms of the Aircraft Purchase Agreement are set out as follows:

Date:	1 July 2022

Counterparties:	(i) the Company (as the purchaser)

(ii) Airbus SAS (as the seller)

To the best of the knowledge, information and belief of the Directors after having made all reasonable enquiries, Airbus SAS and its ultimate beneficial owners are third parties independent of the Company and its connected persons, and are not connected persons of the Company.

Subjects:	The subjects of the Aircraft Purchase are 100 A320NEO series aircraft.

Consideration:	The aircraft basic price of the 100 Aircraft in aggregateis approximately USD12,796 million (equivalent to approximately RMB85,778 million) based on the relevant price catalogue provided by Airbus SAS in January 2020, which comprises the airframe price, engine price, etc., and is subject to adjustment according to the delivery schedule after calculating based on the formula.

The Aircraft Purchase Agreement was negotiated and entered into in accordance with normal commercial and industrial practices, under which Airbus SAS has granted to the Company substantive price concessions with regard to the Aircraft. Such price concessions were determined after arm’s length negotiations between the Company and Airbus SAS and as a result, the Consideration is significantly lower than the aircraft basic price of the Aircraft mentioned above.

As the highest applicable percentage ratio calculated by reference to Rule 14.07 of the Listing Rules in respect of the Aircraft Purchase is more than 25% but less than 100%, the Aircraft Purchase constitutes a major transaction of the Company under Chapter 14 of the Listing Rules and is subject to the reporting, announcement and shareholders’ approval requirements under the Listing Rules.

In respect of the Aircraft Purchase, the Company understands its disclosure obligations normally required under Chapter 14 of the Listing Rules. Nonetheless, the Company, as the purchaser, is subject to a strict confidentiality obligations under which no disclosure with respect to the actual Consideration shall be made. Any disclosure of the actual Consideration will result in a breach of the Company’s confidentiality obligations and will expose the Company to material litigation risk and irreparable reputation damage, meanwhile it could result in a loss of the price concessions to be granted by Airbus SAS and future purchases. The Company has made an application to the Stock Exchange for a waiver from strict compliance with Rule 14.58(4) and Rule 14.66(4) of the Listing Rules in respect of the disclosure of the Consideration and has obtained such waiver.

The Company confirms that the extent of the discount obtained by the Company for the Aircraft Purchase is more favorable than the price concessions granted to the Company in previous similar transactions with Airbus SAS. The price concessions granted to the Company under the Aircraft Purchase Agreement will mainly affect the depreciation of aircraft in the future operating cost of the Company. The Company believes that the price concessions obtained by the Company under the Aircraft Purchase Agreement have no material impact on the Company’s future operating costs taken as a whole.

Terms of payment:	The Company intends to finance the Aircraft Purchase with its self-owned funds, loans from commercial banks, and proceeds from the issuance of bonds and other financing instruments. The Consideration of the Aircraft Purchase is paid in instalments, and is expected to have no material impacts on the cash flow and business operation of the Company.

The amount under the Aircraft Purchase shall be settled in USD. The specific method of payment is that the Company makes certain advance payment in instalments upon the agreement taking effect, and the Company then further settles the balance of each Aircraft on the delivery date.

Schedule of delivery and the impacts on the transportation capacity of the Company:	The 100 A320NEO series aircraft under this purchase are scheduled for delivery in batches to the Company from 2024 to 2027, of which 28 Aircraft being scheduled for delivery in 2024, 31 Aircraft being scheduled for delivery in 2025, 34 Aircraft being scheduled for delivery in 2026 and 7 Aircraft being scheduled for delivery in 2027. The Company could adjust the specific time of introduction and aircraft model under the transaction based on the market condition and the transportation capacity planning of the Company in the future.

The Company anticipates that during the period for the delivery of the Aircraft introduced (2024–2027), there will be approximately 68 A320 series aircraft retired owing to the maturity of lease, and some of the self-owned aircraft of the Company will also be successively retired due to factors such as aging. Therefore, the 100 Aircraft purchased by the Company will serve as a replacement to some of the existing model of aircraft.

II.	REASONS FOR AND BENEFITS OF ENTERING INTO THE AIRCRAFT PURCHASE AGREEMENT

The COVID-19 pandemic has caused a severe impact on the social and economic development, while afflicting the aviation industry globally. However, our national development is still at the stage of critical strategic development under the 14th Five-Year Plan. With the gradual formation of the new development pattern in which domestic economic cycle plays a leading role while domestic and overseas markets reinforce each other, together with the continuous advancement of regional development strategies of the nation, the fundamental for the stability and long-term development momentum of Chinese economic remains unchanged. With the increase in income per capita and the growth in the scale of middle class, the aviation market of the PRC will maintain its favorable momentum in the long term. According to the 14th Five-Year Plan for Civil Aviation Development (《「十四五」民用航空發展規劃》) issued by the Civil Aviation Administration of China, it is anticipated that the number of air travel per capita for residents in the country will increase from 0.47 per annum in 2019 to 0.67 per annum in 2025, reflecting the substantial potential for the growth of the aviation market in the PRC.

Due to our confidence in the future development of civil aviation industry, the Company needs to undertake planning and maintain reserve for the transportation capacity of its fleet in advance. During the delivery of the Aircraft introduced, some of the narrow-body aircraft in the inventory of the Company will be retired successively due to factors such as aging and maturity of the lease, etc. Therefore, the 100 Aircraft purchased by the Company will serve as replacement to some of the existing model of aircraft.

Against the backdrop that the aviation market has not been fully recovered, the Company is in a better position to bargain for more favorable commercial terms for purchasing the Aircraft. Under the Aircraft Purchase, the Company has obtained conditions more favorable than ever in terms of pricing and some other commercial terms.

The A320NEO series aircraft acquired by the Company under the Aircraft Purchase is the latest generation of narrow-body aircraft model of Airbus SAS. Through equipping the latest generation of engine in high bypass ratio and sharklets, the A320NEO series aircraft can reduce the fuel consumption per hour by approximately 15% as compared with the previous generation of aircraft model, while the noise level of engine can be reduced by 50%. The significant enhancement in fuel savings and the standard on environmental protection will facilitate the improvement in air travel experiences of travelers, and are crucially meaningful for maintaining the rejuvenation and advancement of the fleet structure of the Company as a whole, thereby reducing the fuel consumption and carbon emission and facilitating the realization of the strategic objective of “dual carbon”.

The Aircraft introduced will mainly be deployed to the network of domestic trunk route, so as to increase the frequency of routes of high yield and develop the markets with potentials. Some Aircraft will be subsequently used for the peripheral international routes to countries such as Japan, Korea, Southeast Asia, etc., thus facilitating the optimization of route network and increase in income level from overall routes of the Company.

The Directors consider that the Aircraft Purchase is undertaken in accordance with normal commercial and industrial practices, and is beneficial to the further optimization of fleet structure, the complementation of transportation capacity of narrow-body aircraft, the perfection of route network, as well as the improvement in air travel experiences of travelers. The terms of transaction are fair and reasonable, and are in the interests of the Company’s strategies and all of the Shareholders as a whole.

III.	IMPLICATIONS UNDER THE LISTING RULES

As the highest applicable percentage ratio calculated by reference to Rule 14.07 of the Listing Rules in respect of the Aircraft Purchase is more than 25% but less than 100%, the Aircraft Purchase constitutes a major transaction of the Company under Chapter 14 of the Listing Rules and is subject to the reporting, announcement and shareholders’ approval requirements under the Listing Rules.

IV.	GENERAL INFORMATION

Information in relation to the Company

The Company is principally engaged in the operation of civil aviation passenger transport and related businesses.

Information in relation to Airbus SAS

Airbus SAS is a company incorporated in Toulouse, France, principally engaged in the business of aircraft manufacturing. To the best of the knowledge, information and belief of the Directors after having made all reasonable enquiries, Airbus SAS and its ultimate beneficial owners are third parties independent of the Company and its connected persons, and are not connected persons of the Company.

V.	DEFINITION

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“Aircraft”	means 100 A320NEO series aircraft

“Aircraft Purchase”	means the purchase of Aircraft pursuant to the Aircraft Purchase Agreement

“Aircraft Purchase Agreement”	means the agreement dated 1 July 2022 in relation to the purchase of 100 A320NEO series aircraft, which is entered into between the Company and Airbus SAS for the purpose of Aircraft Purchase

“Airbus SAS”	means Airbus S.A.S., a company incorporated in Toulouse, France

“Board”	means the board of directors of the Company

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, A Shares and American depositary shares are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, respectively

“connected person(s)”	has the meaning ascribed to it under the Listing Rules “Consideration” the actual aggregate value of the consideration payable by the Company to Airbus SAS for purchasing the Aircraft pursuant to Aircraft Purchase Agreement (taking into account the price concessions)

“Director(s)”	means the director(s) of the Company

“Group”	means the Company and its subsidiaries

“Hong Kong	means the Hong Kong Special Administrative Region of the People’s Republic of China

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	means the People’s Republic of China

“RMB”	means Renminbi, the lawful currency of the PRC

“Shareholder(s)”	means the shareholder(s) of the Company

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“USD”	means the United States dollars, the lawful currency of the United States of America

“%”	means per cent.

For the purpose of illustration only, conversion of USD into RMB in this announcement is based on the exchange rate of USD1.00 to RMB6.7035. Such conversion should not be construed as a representation that any amount in RMB or USD has been, could have been, or may be, exchanged at this or any other rate.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Company Secretary Shanghai, the People’s Republic of China 1 July 2022

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).